Exhibit 12.1
Hanesbrands Inc.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

					Six Months	Year
	Years Ended				Ended	Ended
	January 1,	January 2,	January 3,	December 29,	December 30,	July 1,
	2011	2010	2009	2007	2006	2006
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$234,534	$59,449	$163,195	$185,321	$112,830	$417,543
Fixed charges	174,520	191,442	179,003	223,395	90,168	44,366
Amortization of capitalized interest	3,824	3,722	3,632	3,676	2,024	4,227
Distributed income of equity investees	—	—	—	—	—	—
Interest capitalized	(2,190)	(6,559)	(4,047)	(2,184)	(1,904)	(4,656)
Noncontrolling interest in pre-tax income	(1,019)	(1,173)	(158)	(1,195)	(910)	(1,224)

Total earnings, as defined	$409,669	$246,881	$341,625	$409,013	$202,208	$460,256

Fixed charges, as defined:
Interest expense	$139,923	$159,222	$155,280	$201,131	$78,692	$26,075
Amortized premiums, discounts and capitalized expenses related to indebtedness	12,739	10,967	6,032	6,475	2,279	—
Interest factor in rental expenses	21,858	21,253	17,691	15,789	9,197	18,291

Total fixed charges, as defined	$174,520	$191,442	$179,003	$223,395	$90,168	$44,366

Ratio of earnings to fixed charges	2.35	1.29	1.91	1.83	2.24	10.37

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The percentage of rent included in the calculation is a reasonable approximation of the interest factor.